Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the second quarter and first six months ended June 30, 2011, has been derived from TOTAL’s unaudited consolidated financial statements for the second quarter and first six months ended June 30, 2011.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2010, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 28, 2011.

•	Key figures and consolidated accounts of TOTAL*

2Q11	1Q11	2Q10	2Q11 vs 2Q10	in millions of euros except earnings per share and number of shares	1H11	1H10	1H11 vs 1H10
45,009	46,029	41,329	+9%	Sales	91,038	78,932	+15%
				Adjusted net operating income from business segments
2,457	2,849	2,203	+12%	• Upstream	5,306	4,174	+27%
197	276	483	-59%	• Downstream	473	638	-26%
247	238	274	-10%	• Chemicals	485	431	+13%
1.21	1.75	1.38	-12%	Fully-diluted earnings per share (euros)	2.96	2.55	+16%
2,255.5	2,251.1	2,242.5	+1%	Fully-diluted weighted-average shares (millions)	2,252.3	2,242.6	—
2,726	3,946	3,101	-12%	Net income (Group share)	6,672	5,714	+17%
7,570	5,683	3,446	x2.2	Investments **	13,253	7,155	+85%
1,338	663	850	+57%	Divestments	2,001	1,898	+5%
6,232	5,020	2,596	x2.4	Net investments	11,252	5,257	x2.1
5,064	5,714	4,942	+2%	Cash flow from operations	10,778	10,202	+6%

*	Adjusted net operating income is defined as income using replacement cost, adjusted for special items affecting operating income and excluding the impact of changes for fair value from January 1, 2011, and, through June 30, 2010, excluding TOTAL’s equity share of adjustments related to Sanofi. See “Analysis of business segment results” below for further details.
**	Including acquisitions.

•	Second quarter 2011 results

> Sales

In the second quarter 2011, the Brent price averaged 117 $/b, an increase of 50% compared to the second quarter 2010 and 11% compared to the first quarter 2011. The European refining margin indicator (ERMI) averaged 16.3 $/t, a decrease of 48% compared to the second quarter 2010 and 34% compared to the first quarter 2011. The environment for the petrochemicals and specialty chemicals remained satisfactory.

The euro-dollar exchange rate averaged 1.44 $/€ in the second quarter 2011, 1.27 $/€ in the second quarter 2010 and 1.37 $/€ in the first quarter 2011. Expressed in euros, the Brent price averaged 81.3 €/b, an increase of 32% compared to the second quarter 2010.

In this environment, sales were €45,009 million in the second quarter 2011, an increase of 9% compared to €41,329 million in the second quarter 2010.

> Net income

Reported net income (Group share) in the second quarter 2011 decreased by 12% to €2,726 million from €3,101 million in the second quarter 2010, mainly due to weak Downstream segment results and the variation of the after-tax inventory valuation effect on the Downstream segment’s results more than offsetting the impact of increased hydrocarbon prices on the Upstream segment’s results. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €74 million in the second quarter 2011 and a positive impact of €169 million in the second quarter 2010. As from January 1, 2011, the Group accounts for changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”). The changes in fair value had a negative impact on net income (Group share) of €41 million in the second quarter 2011. Special items had a positive impact on net income (Group share) of €47 million in the second quarter 2011 and a positive impact of €11 million in the second quarter 2010. Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi as an equity affiliate, but treats such interest as a financial asset available for sale in the line “Other investments” of the balance sheet. In the second quarter 2011, the Group received dividend income of €115 million after taxes from Sanofi. In the second quarter 2010, the contribution to the Group’s net income from its interest in Sanofi was €101 million. In the second quarter 2010, the Group’s share of adjustment items related to Sanofi had a negative impact on net income (Group share) of €40 million.

Fully-diluted earnings per share, based on 2,255.5 million fully-diluted weighted-average shares, was €1.21 in the second quarter 2011 compared to €1.38 in the second quarter 2010, a decrease of 12%.

> Investments — divestments1

Investments, excluding acquisitions and including changes in non-current loans, were €3.5 billion in the second quarter 2011 compared to €3.1 billion in the second quarter 2010.

Acquisitions were €4.0 billion in the second quarter 2011, comprised essentially of the acquisition of 12% of Novatek and 60% of SunPower.

Asset sales in the second quarter 2011 were €1.2 billion, including mainly the Group’s interest in its Cameroon E&P subsidiary, part of the Joslyn project in Canada and the sale of Sanofi shares.

Net investments2 were €6.2 billion in the second quarter 2011 compared to €2.6 billion in the second quarter 2010.

> Cash flow

Cash flow from operations was €5,064 million in the second quarter 2011 compared to €4,942 million in the second quarter 2010. Cash flow from operating activities was affected by changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow3 was negative €1,168 million in the second quarter 2011 compared to positive €2,346 million in the second quarter 2010, reflecting essentially the significant level of acquisitions finalized during the quarter.

•	First half 2011 results

> Sales

Compared to the first half 2010, the average Brent price increased by 44% to 111.1 $/b. The European refining margin indicator (ERMI) averaged 20.4 $/t compared to 30.4 $/t in the first half 2010. The environment for the petrochemicals and specialty chemicals remained generally favorable.

The euro-dollar exchange rate averaged 1.40 $/€ compared to 1.33 $/€ in the first half 2010. Expressed in euros, the Brent price averaged 79.2 €/b, an increase of 36% compared to the second half 2010.

In this environment, sales in the first half 2011 were €91,038 million, an increase of 15% compared to €78,932 million in the first half 2010.

> Net income (Group share)

Reported net income (Group share) in the first half 2011 increased by 17% to €6,672 million from €5,714 million in the first half 2010, mainly due to the impact of the increase in hydrocarbon prices on the Upstream segment’s results. The after-tax inventory effect had a positive impact on net income (Group share) of €872 million in the first half 2011 and a positive impact of €513 million in the first half 2010, in each case due to the increase in prices of oil and oil products. Special items had a negative impact on net income (Group share) of €120 million in the first half 2011, comprised essentially of the increase in the deferred tax liability due to the change in UK taxes, and a positive impact of €25 million in the first half 2010. In the first half 2011, the Group received dividend income of €115 million after taxes from Sanofi. In the first half 2010, the contribution to the Group’s net income from its interest in Sanofi was €209 million. In the first half 2010, the Group’s share of adjustment items related to Sanofi had a negative impact on net income (Group share) of €81 million.

[1]	Detail shown on page 11 of this exhibit.
[2]	Net investments = investments including acquisitions and changes in non-current loans – asset sales.
[3]	Net cash flow = cash flow from operations - net investments.

The Group did not buy back shares in the first half 2011. On June 30, 2011, there were 2,258.3 million fully-diluted shares compared to 2,243.6 on June 30, 2010.

Fully-diluted earnings per share, based on 2,252.3 million weighted-average shares, was €2.96 in the first half 2011 compared to €2.55 in the first half 2010, an increase of 16%.

> Investments — divestments4

Investments, excluding acquisitions and including changes in non-current loans, were €6.3 billion in the first half 2011 compared to €5.5 billion in the first half 2010.

Acquisitions were €6.5 billion in the first half 2011, comprised essentially of the acquisition of interests in Fort Hills and Voyageur in Canada, an additional 7.5% interest in the GLNG project in Australia, a 12% stake in Novatek and 60% of SunPower.

Asset sales in the first half 2011 were €1.5 billion, essentially comprised of sales of Sanofi shares, the Group’s interest in its Cameroon E&P subsidiary and part of the Joslyn project in Canada.

Net investments were €11.3 billion in the first half 2011, compared to €5.3 billion in the first half 2010.

> Cash flow

Cash flow from operations was €10,778 million in the first half 2011, an increase of 6% compared to the first half 2010. Cash flow from operating activities was affected by changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow was negative €474 million in the first half 2011 compared to positive €4,945 million in the first half 2010, reflecting essentially the significant level of acquisitions finalized during the first half 2011.

The net-debt-to-equity ratio was 24.3% on June 30, 2011, compared to 22.7% on June 30, 20105, in line with the Group’s target range.

•	Analysis of business segment results

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO and the replacement cost.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Until June 30, 2010, the Group also adjusted for its equity share of adjustment items related to Sanofi. As of July 1, 2010, Sanofi is no longer accounted for as an equity affiliate (but is instead treated as a financial asset available for sale in the line “Other investments” of the balance sheet).

[4]	Detail shown on page 11 of this exhibit.
[5]	Detail shown on page 11 of this exhibit.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1, 2011. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 22-29, 32-34 and 40-45 of this exhibit.

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

Upstream

> Environment — liquids and gas price realizations*

2Q11	1Q11	2Q10	2Q11 vs 2Q10		1H10	1H10	1H11 vs 1H10
117.0	105.4	78.2	+50%	Brent ($/b)	111.1	77.3	+44%
110.6	99.5	74.8	+48%	Average liquids price ($/b)	104.6	74.5	+40%
6.60	6.19	4.82	+37%	Average gas price ($/Mbtu)	6.39	4.94	+29%
76.9	71.7	54.8	+40%	Average hydrocarbons price ($/boe)	74.1	55.2	+34%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

> Production

2Q11	1Q11	2Q10	2Q11 vs 2Q10	Hydrocarbon production	1H11	1H10	1H11 vs 1H10
2,311	2,371	2,359	-2%	Combined production (kboe/d)	2,341	2,393	-2%
1,197	1,293	1,327	-10%	• Liquids (kb/d)	1,245	1,350	-8%
6,077	5,880	5,549	+10%	• Gas (Mcf/d)	5,979	5,689	+5%

Hydrocarbon production was 2,311 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2011, a decrease of 2% compared to the second quarter 2010, essentially as a result of:

•	-3% for normal decline and scheduled maintenance, net of production ramp-ups on new projects;

•	+4.5% for changes in the portfolio, integrating net share of Novatek production and impact of various asset sales;

•	-2% for the price effect[6];

•	-2.5% for disruptions related to security conditions, mainly in Libya; and

•	+1% for the end of OPEC reductions.

In the first half 2011, hydrocarbon production was 2,341 kboe/d, a decrease of 2% compared to the first half 2010, essentially as a result of:

•	-1.5% for normal decline and scheduled maintenance, net of production ramp-ups on new projects;

•	+2% for changes in the portfolio, integrating net share of Novatek production and impact of various asset sales;

•	-2% for the price effect;

•	-2% for disruptions related to security conditions, mainly in Libya; and

•	+1.5% for the end of OPEC reductions.

[6]	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

> Results

2Q11	1Q11	2Q10	2Q10 vs 2Q09	in millions of euros	1H11	1H10	1H11 vs 1H10
5,166	6,144	4,546	+14%	Non-Group sales	11,310	9,115	+24%
5,335	5,905	4,607	+16%	Operating income	11,240	8,768	+28%
55	(84)	—	n/a	Adjustments affecting operating income	(29)	—	n/a
5,390	5,821	4,607	+17%	Adjusted operating income*	11,211	8,768	+28%
2,457	2,849	2,203	+12%	Adjusted net operating income*	5,306	4,174	+27%
366	374	271	+35%	• Includes income from equity affiliates	740	606	+22%
6,868	5,232	2,723	x2.5	Investments	12,100	5,866	x2.1
921	335	174	x5.3	Divestments	1,256	261	x4.8
5,605	4,643	4,154	+35%	Cash flow from operating activities	10,248	8,834	+16%

*	Detail of adjustment items shown in business segment information starting on page 22 and on page 34 of this exhibit.

Adjusted net operating income from the Upstream segment was €2,457 million in the second quarter 2011 compared to €2,203 million in the second quarter 2010, an increase of 12%, reflecting mainly the increase in hydrocarbon prices.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a negative impact on Upstream adjusted net operating income of €76 million in the second quarter 2011 and a positive impact of €27 million in the second quarter 2010.

The effective tax rate for the Upstream segment was 61.6% compared to 58.3% in the second quarter 2010, essentially due to income contribution mix effects as well as higher UK petroleum taxes. The effective tax rate for the Upstream segment was 57.6% in the first quarter 2011.

Adjusted net operating income from the Upstream segment in the first half 2011 was €5,306 million compared to €4,174 million in the first half 2010, an increase of 27%, reflecting essentially the increase in hydrocarbon prices.

The return on average capital employed (ROACE7) for the Upstream segment was 21% for the twelve months ended June 30, 2011, compared to 22% for the twelve months ended March 31, 2011, and 21% for the full year 2010. The annualized second quarter 2011 ROACE for the Upstream segment was 22%.

Downstream

> Refinery throughput and utilization rates*

2Q11	1Q11	2Q10	2Q11 vs 2Q10	in millions of euros	1H11	1H10	1H11 vs 1H10
1,855	2,012	2,141	-13%	Total refinery throughput (kb/d)	1,934	2,067	-6%
692	745	784	-12%	• France	719	732	-2%
877	1,047	1,110	-21%	• Rest of Europe	962	1,080	-11%
286	220	247	+16%	• Rest of world	253	255	-1%
				Utilization rates**
75%	79%	78%		• Based on crude only	77%	75%
79%	85%	83%		• Based on crude and other feedstock	82%	80%

*	Includes share of CEPSA and, starting October 2010, of TotalErg.
**	Based on distillation capacity at the beginning of the year.

In the second quarter 2011, refinery throughput decreased by 13% compared to the second quarter 2010 and by 8% compared to the first quarter 2011, mainly due to scheduled turnarounds at the Grandpuits, Leuna and Antwerp refineries.

The utilization rate based on crude and other feedstock was 79% in the second quarter 2011 compared to 85% in the first quarter 2011 and 83% in the second quarter 2010.

In the first half 2011, refinery throughput decreased by 6% compared to the first half 2010, reflecting essentially the work at the Lindsey and Port Arthur refineries as well as the scheduled turnarounds in the second quarter.

[7]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 12 of this exhibit.

> Results

2Q11	1Q11		2Q10	2Q11 vs 2Q10	in millions of euros (except ERMI refining margins)	1H11	1H10	1H11 vs 1H10
16.3	24.6		31.2	-48%	European refining margin indicator - ERMI ($/t)	20.4	30.4	-33%
34,551	34,769		32,190	+7%	Non-Group sales	69,320	60,998	+14%
93	1,512	*	804	-88%	Operating income	1,605	1,325	+21%
135	(1,226)		255	-47%	Adjustments affecting operating income	(1,091)	585	n/a
228	286		549	-58%	Adjusted operating income**	514	740	-31%
197	276		483	-59%	Adjusted net operating income**	473	638	-26%
23	24		44	-48%	• Includes income from equity affiliates	47	58	-19%
462	264		562	-18%	Investments	726	1,018	-29%
28	23		11	x2.5	Divestments	51	38	+34%
7	1,158		1,042	n/a	Cash flow from operating activities	1,165	1,496	-22%

*	Corrected 1Q11 data.
**	Detail of adjustment items shown in business segment information starting on page 22 and on page 34 of this exhibit.

The European refining margin indicator (ERMI) averaged 16.3 $/t in the second quarter 2011, or approximately one-half of the 31.2 $/t average of the second quarter 2010.

Adjusted net operating income from the Downstream segment was €197 million in the second quarter 2011, compared to €483 million in the second quarter 2010.

Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on Downstream adjusted net operating income of €42 million in the second quarter 2011 and a negative impact of €195 million in the second quarter 2010. The exclusion of special items had a positive impact on Downstream adjusted net operating income of €45 million in the second quarter 2011 and no impact in the second quarter 2010.

Adjusted net operating income from the Downstream segment in the first half 2011 was €473 million, a decrease of 26% compared to the first half 2010. This decrease reflects essentially the unfavorable market conditions for refining and the reduced capacity of European refining during the second quarter due to maintenance.

The ROACE for the Downstream segment was 6% for the twelve months ended June 30, 2011, compared to 9% for the twelve months ended March 31, 2011, and 8% for the full year 2010. The annualized second quarter 2011 ROACE for the Downstream segment was 5%.

Chemicals

2Q11	1Q11	2Q10	2Q11 vs 2Q10	in millions of euros	1H11	1H10	1H11 vs 1H10
5,291	5,105	4,589	+15%	Non-Group sales	10,396	8,812	+18%
3,400	3,319	2,794	+22%	• Base chemicals	6,719	5,326	+26%
1,891	1,786	1,784	+6%	• Specialties	3,677	3,475	+6%
263	392	240	+10%	Operating income	655	500	+31%
15	(130)	(65)	n/a	Adjustments affecting operating income	(115)	41	n/a
278	262	305	-9%	Adjusted operating income*	540	459	+18%
247	238	274	-10%	Adjusted net operating income*	485	431	+13%
132	119	149	-11%	• Base chemicals	251	193	+30%
118	121	124	-5%	• Specialties	239	241	-1%
209	171	144	+45%	Investments	380	238	+60%
12	14	328	-96%	Divestments	26	334	-92%
138	(144)	477	-71%	Cash flow from operating activities	(6)	387	n/a

*	Detail of adjustment items shown in business segment information starting on page 22 and on page 34 of this exhibit.

In the second quarter 2011, the environment for Chemicals remained favorable, in line with the second quarter 2010.

Sales for the Chemical segment were €5.3 billion, an increase of 15% compared to the second quarter 2010.

The adjusted net operating income for the Chemicals segment in the second quarter 2011 was €247 million compared to €274 million in the second quarter 2010, which reflected strong petrochemical margins in Europe and the United States. Results for Specialty chemicals were in line with the strong results shown over recent quarters in a still favorable environment.

Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the Chemicals segment’s adjusted net operating income of €17 million in the second quarter 2011 and a positive impact of €25 million in the second quarter 2010. The exclusion of special items had a positive impact on the Chemicals segment’s adjusted net operating income of €66 million in the second quarter of 2011 and a negative impact of €4 million in the second quarter 2010.

In the first half 2011, adjusted net operating income for the Chemicals segment was €485 million compared to €431 million in the first half 2010. The increase reflects essentially the progress made by Base chemicals in a generally favorable environment with, in particular, an increased contribution from activities in Qatar.

The ROACE for the Chemicals segment was 12% for the twelve months ended June 30, 2011, stable compared to the twelve months ended March 31, 2011, and the full year 2010. The annualized second quarter 2011 ROACE for the Chemicals segment was 13%.

•	Summary and outlook

In October 2010, TOTAL announced that starting in 2011 the interim dividend would be paid on a quarterly basis. For the interim dividend related to the second quarter 2011, the Board of Directors at its meeting on July 28, 2011, decided to pay on December 22, 20119 an interim dividend of €0.57 per share.

TOTAL announced that it would not seek a renewal of its Global Tax Consolidation status in France. Effective 2011, the Group will use the prevailing French tax law.

Since the start of the third quarter 2011, the Brent price has continued to trade around 110 $/b but the environment for European refining has remained difficult.

In the Upstream, while the first results from high-potential exploration wells are expected in the second half, the Group plans to sanction several major projects, notably in Australia and Russia, to pursue the development of major new producing areas. At the same time, the fourth quarter start-up of Pazflor in Angola is expected to contribute substantially to near-term production growth.

In the Downstream and Chemicals, the Group expects to benefit fully from its new deep-conversion unit at the Port Arthur refinery in the United States that was started up in the second quarter, while continuing to improve the competitiveness of its main Downstream-Chemicals platforms.

In the coming months, TOTAL expects to finalize the pending acquisitions and asset sales in all of its operating segments, confirming its strategy of rebalancing its activities while maintaining the strength of its balance sheet.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

[9]	Ex-dividend date will be December 19, 2011.

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•

the ability to respond to challenges in international markets, including political or economic conditions, armed conflict, trade and regulatory matters and actual or proposed sanctions on companies that conduct business in certain countries;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2010.

Operating information by segment

Second quarter and first half 2010

•	UPSTREAM

2Q11	1Q11	2Q10	2Q11 vs 2Q10	Combined liquids and gas production by region (kboe/d)	1H11	1H10	1H11 vs 1H10

475	582	577	-18%	Europe	528	612	-14%
628	691	752	-16%	Africa	659	749	-12%
571	581	515	+11%	Middle East	576	515	+12%
66	68	63	+5%	North America	67	65	+3%
190	185	184	+3%	South America	188	178	+6%
241	242	246	-2%	Asia-Pacific	241	250	-4%
140	22	22	x6.4	CIS	82	24	x3.4

2,311	2,371	2,359	-2%	Total production	2,341	2,393	-2%

605	500	434	+39%	Includes equity and non-consolidated affiliates	552	425	+30%

2Q11	1Q11	2Q10	2Q11 vs 2Q10	Liquids production by region (kb/d)	1H11	1H10	1H11 vs 1H10

240	263	258	-7%	Europe	251	280	-10%
484	551	611	-21%	Africa	517	616	-16%
321	325	309	+4%	Middle East	323	305	+6%
26	32	30	-13%	North America	29	31	-6%
73	82	76	-4%	South America	78	74	+5%
28	28	30	-7%	Asia-Pacific	28	31	-10%
25	12	13	+92%	CIS	19	13	+46%

1,197	1,293	1,327	-10%	Total production	1,245	1,350	-8%

331	325	298	+11%	Includes equity and non-consolidated affiliates	328	291	+13%

2Q11	1Q11	2Q10	2Q11 vs 2Q10	Gas production by region (Mcf/d)	1H11	1H10	1H11 vs 1H10

1,284	1,743	1,689	-24%	Europe	1,512	1,814	-17%
734	717	704	+4%	Africa	726	675	+8%
1,355	1,390	1,098	+23%	Middle East	1,372	1,143	+20%
226	204	191	+18%	North America	215	190	+13%
650	571	594	+9%	South America	611	574	+6%
1,209	1,202	1,220	-1%	Asia-Pacific	1,206	1,234	-2%
619	53	53	x11.7	CIS	337	59	x5.7

6,077	5,880	5,549	+10%	Total production	5,979	5,689	+5%

1,478	947	737	x2.0	Includes equity and non-consolidated affiliates	1,214	723	+68%

2Q11	1Q11	2Q10	2Q11 vs 2Q10	Liquefied natural gas	1H11	1H10	1H11 vs 1H10

3.34	3.38	3.00	+11%	LNG sales* (Mt)	6.73	5.85	+15%

*	Sales, Group share, excluding trading ; 2010 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2010 SEC coefficient.

•	DOWNSTREAM

2Q11	1Q11		2Q10	2Q11 vs 2Q10	Refined products sales by region (kb/d)*	1H11	1H10	1H11 vs 1H10

1,855	1,967	**	1,881	-1%	Europe	1,910	1,915	—
310	294		301	+3%	Africa	302	294	+3%
104	102		115	-10%	Americas	103	131	-21%
169	167		163	+4%	Rest of world	169	154	+10%

2,438	2,530		2,460	-1%	Total consolidated sales	2,484	2,494	—
1,341	1,187		1,526	-12%	Trading	1,264	1,258	—

3,779	3,717		3,986	-5%	Total refined product sales	3,748	3,752	—

*	Includes share of CEPSA and, starting October 2010, of TotalErg.
**	Corrected 1Q11 data.

Investments — Divestments

2Q11	1Q11	2Q10	2Q11 vs 2Q10	in millions of euros	1H11	1H10	1H11 vs 1H10
3,467	2,787	3,067	+13%	Investments excluding acquisitions*	6,254	5,494	+14%
242	217	221	+10%	• Capitalized exploration	459	420	+9%
210	(208)	170	+24%	• Changes in non-current loans**	2	281	n/a
4,008	2,529	305	x13.1	Acquisitions	6,537	1,522	x4.3
7,475	5,316	3,372	x2.2	Investments including acquisitions*	12,791	7,016	+82%
1,243	296	758	+64%	Asset sales	1,539	1,723	-11%
6,232	5,020	2,596	x2.4	Net investments	11,252	5,257	x2.1

*	Includes changes in non-current loans.
**	Includes net investments in equity affiliates and non-consolidated companies + net financing for employees related stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	6/30/2011	3/31/2011	6/30/2010

Current borrowings	12,289	11,674	8,521
Net current financial assets	(2,737)	(1,709)	(1,225)
Non-current financial debt	20,410	20,215	22,813
Hedging instruments of non-current debt	(1,756)	(1,352)	(1,812)
Cash and cash equivalents	(13,387)	(17,327)	(14,832)

Net debt	14,819	11,501	13,465

Shareholders’ equity	61,371	62,535	60,955
Estimated dividend payable	(1,248)	(3,832)	(2,547)
Minority interests	934	898	858

Equity	61,057	59,601	59,266

Net-debt-to-equity ratio	24.3%	19.3%	22.7%

Return on average capital employed

•	Twelve months ended June 30, 2011

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	9,729	1,003	911
Capital employed at 6/30/2010*	43,908	16,010	7,286
Capital employed at 6/30/2011*	46,671	14,921	7,938

ROACE	21.5%	6.5%	12.0%

*	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended March 31, 2011

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	9,475	1,289	938
Capital employed at 3/31/2010*	39,925	15,634	7,412
Capital employed at 3/31/2011*	44,528	14,527	7,681

ROACE	22.4%	8.5%	12.4%

*	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended December 31, 2010

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	8,597	1,168	857
Capital employed at 12/31/2009*	37,397	15,299	6,898
Capital employed at 12/31/2010*	43,972	15,561	7,312

ROACE	21.1%	7.6%	12.1%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t) **	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Second quarter 2011	1.44	16.3	117.0	110.6	6.60
First quarter 2011	1.37	24.6	105.4	99.5	6.19
Fourth quarter 2010	1.36	32.3	86.5	83.7	5.62
Third quarter 2010	1.29	16.4	76.9	72.8	5.13
Second quarter 2010	1.27	31.2	78.2	74.8	4.82

*	European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
**	1 $/t = 0.136 $/b.
***	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	2nd quarter 2011	1st quarter 2011	2nd quarter 2010

Sales	45,009	46,029	41,329
Excise taxes	(4,544)	(4,427)	(5,002)
Revenues from sales	40,465	41,602	36,327

Purchases, net of inventory variation	(28,386)	(27,255)	(23,929)
Other operating expenses	(4,804)	(4,702)	(4,833)
Exploration costs	(179)	(259)	(292)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,531)	(1,686)	(1,757)
Other income	246	85	114
Other expense	(138)	(59)	(114)

Financial interest on debt	(159)	(136)	(113)
Financial income from marketable securities & cash equivalents	55	47	24
Cost of net debt	(104)	(89)	(89)

Other financial income	335	75	142
Other financial expense	(104)	(108)	(95)

Equity in income (loss) of affiliates	444	506	513

Income taxes	(3,432)	(4,072)	(2,819)

Consolidated net income	2,812	4,038	3,168

Group share	2,726	3,946	3,101
Minority interests	86	92	67

Earnings per share (€)	1.21	1.76	1.39

Fully-diluted earnings per share (€)	1.21	1.75	1.38

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	2nd quarter 2011	1st quarter 2011	2nd quarter 2010

Consolidated net income	2,812	4,038	3,168

Other comprehensive income
Currency translation adjustment	(666)	(1,978)	3,149
Available for sale financial assets	315	115	(49)
Cash flow hedge	(11)	(24)	(75)
Share of other comprehensive income of associates, net amount	(16)	(87)	242
Other	(4)	2	2

Tax effect	(35)	6	26

Total other comprehensive income (net amount)	(417)	(1,966)	3,295

Comprehensive income	2,395	2,072	6,463

- Group share	2,326	2,030	6,368
- Minority interests	69	42	95

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	1st half 2011	1st half 2010

Sales	91,038	78,932
Excise taxes	(8,971)	(9,444)
Revenues from sales	82,067	69,488

Purchases, net of inventory variation	(55,641)	(45,630)
Other operating expenses	(9,506)	(9,545)
Exploration costs	(438)	(507)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,217)	(3,456)
Other income	331	274
Other expense	(197)	(326)

Financial interest on debt	(295)	(213)
Financial income from marketable securities & cash equivalents	102	48
Cost of net debt	(193)	(165)

Other financial income	410	213
Other financial expense	(212)	(190)

Equity in income (loss) of affiliates	950	1,037

Income taxes	(7,504)	(5,347)

Consolidated net income	6,850	5,846

Group share	6,672	5,714
Minority interests	178	132

Earnings per share (€)	2.98	2.56

Fully-diluted earnings per share (€)	2.96	2.55

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	1st half 2011	1st half 2010

Consolidated net income	6,850	5,846

Other comprehensive income
Currency translation adjustment	(2,644)	4,996
Available for sale financial assets	430	(52)
Cash flow hedge	(35)	(51)
Share of other comprehensive income of associates, net amount	(103)	475
Other	(2)	3

Tax effect	(29)	18

Total other comprehensive income (net amount)	(2,383)	5,389

Comprehensive income	4,467	11,235

- Group share	4,356	11,044
- Minority interests	111	191

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	June 30, 2011 (unaudited)	March 31, 2011 (unaudited)	December 31, 2010	June 30, 2010 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	8,961	9,211	8,917	8,767
Property, plant and equipment, net	55,323	54,955	54,964	57,825
Equity affiliates : investments and loans	11,054	8,143	11,516	15,363
Other investments	5,287	4,458	4,590	1,220
Hedging instruments of non-current financial debt	1,756	1,352	1,870	1,812
Other non-current assets	3,727	3,466	3,655	3,437

Total non-current assets	86,108	81,585	85,512	88,424

Current assets
Inventories, net	15,950	15,516	15,600	15,130
Accounts receivable, net	18,267	19,758	18,159	18,193
Other current assets	8,474	8,766	7,483	8,289
Current financial assets	3,122	2,026	1,205	1,603
Cash and cash equivalents	13,387	17,327	14,489	14,832

Total current assets	59,200	63,393	56,936	58,047

Assets classified as held for sale	5,211	4,914	1,270	—

Total assets	150,519	149,892	143,718	146,471

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,903	5,878	5,874	5,872
Paid-in surplus and retained earnings	64,148	64,677	60,538	58,274
Currency translation adjustment	(5,177)	(4,517)	(2,495)	381
Treasury shares	(3,503)	(3,503)	(3,503)	(3,572)

Total shareholders’ equity - Group Share	61,371	62,535	60,414	60,955

Minority interests	934	898	857	858

Total shareholders’ equity	62,305	63,433	61,271	61,813

Non-current liabilities
Deferred income taxes	9,619	10,204	9,947	10,328
Employee benefits	2,111	2,103	2,171	2,181
Provisions and other non-current liabilities	8,419	8,584	9,098	9,418

Total non-current liabilities	20,149	20,891	21,216	21,927

Non-current financial debt	20,410	20,215	20,783	22,813

Current liabilities
Accounts payable	18,395	18,383	18,450	17,557
Other creditors and accrued liabilities	16,191	14,812	11,989	13,462
Current borrowings	12,289	11,674	9,653	8,521
Other current financial liabilities	385	317	159	378

Total current liabilities	47,260	45,186	40,251	39,918

Liabilities directly associated with the assets classified as held for sale	395	167	197	—

Total liabilities and shareholders’ equity	150,519	149,892	143,718	146,471

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	2nd quarter 2011	1st quarter 2011	2nd quarter 2010

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,812	4,038	3,168
Depreciation, depletion and amortization	1,641	1,888	1,996
Non-current liabilities, valuation allowances and deferred taxes	283	565	239
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on sales of assets	(229)	(6)	(24)
Undistributed affiliates’ equity earnings	59	(182)	79
(Increase) decrease in working capital	476	(587)	(522)
Other changes, net	22	(2)	6

Cash flow from operating activities	5,064	5,714	4,942

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,215)	(5,374)	(2,958)
Acquisitions of subsidiaries, net of cash acquired	(979)	—	—
Investments in equity affiliates and other securities	(3,071)	(150)	(244)
Increase in non-current loans	(305)	(159)	(244)

Total expenditures	(7,570)	(5,683)	(3,446)
Proceeds from disposal of intangible assets and property, plant and equipment	620	6	89
Proceeds from disposal of subsidiaries, net of cash sold	171	—	321
Proceeds from disposal of non-current investments	452	290	348
Repayment of non-current loans	95	367	92

Total divestments	1,338	663	850

Cash flow used in investing activities	(6,232)	(5,020)	(2,596)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	354	50	6
- Treasury shares	—	—	31
- Minority shareholders	—	—	—
Dividends paid:
- Parent company shareholders	(2,572)	—	(2,548)
- Minority shareholders	(61)	(1)	(82)
Other transactions with minority shareholders	59	—	(450)
Net issuance (repayment) of non-current debt	678	2,228	1,979
Increase (decrease) in current borrowings	(200)	488	977
Increase (decrease) in current financial assets and liabilities	(1,123)	(511)	(453)
Cash flow used in financing activities	(2,865)	2,254	(540)

Net increase (decrease) in cash and cash equivalents	(4,033)	2,948	1,806
Effect of exchange rates	93	(110)	72
Cash and cash equivalents at the beginning of the period	17,327	14,489	12,954

Cash and cash equivalents at the end of the period	13,387	17,327	14,832

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	1st half 2011	1st half 2010

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	6,850	5,846
Depreciation, depletion and amortization	3,529	3,867
Non-current liabilities, valuation allowances and deferred taxes	848	294
Impact of coverage of pension benefit plans	—	—
(Gains) losses on sales of assets	(235)	(172)
Undistributed affiliates’ equity earnings	(123)	(183)
(Increase) decrease in working capital	(111)	513
Other changes, net	20	37

Cash flow from operating activities	10,778	10,202

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(8,589)	(6,422)
Acquisitions of subsidiaries, net of cash acquired	(979)	—
Investments in equity affiliates and other securities	(3,221)	(313)
Increase in non-current loans	(464)	(420)

Total expenditures	(13,253)	(7,155)
Proceeds from disposal of intangible assets and property, plant and equipment	626	123
Proceeds from disposal of subsidiaries, net of cash sold	171	321
Proceeds from disposal of non-current investments	742	1,279
Repayment of non-current loans	462	175

Total divestments	2,001	1,898

Cash flow used in investing activities	(11,252)	(5,257)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	404	11
- Treasury shares	—	49
- Minority shareholders	—	—
Dividends paid:
- Parent company shareholders	(2,572)	(2,548)
- Minority shareholders	(62)	(82)
Other transactions with minority shareholders	59	(450)
Net issuance (repayment) of non-current debt	2,906	2,042
Increase (decrease) in current borrowings	288	376
Increase (decrease) in current financial assets and liabilities	(1,634)	(950)
Cash flow used in financing activities	(611)	(1,552)

Net increase (decrease) in cash and cash equivalents	(1,085)	3,393
Effect of exchange rates	(17)	(223)
Cash and cash equivalents at the beginning of the period	14,489	11,662

Cash and cash equivalents at the end of the period	13,387	14,832

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity Group Share	Minority interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2010	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539

Net income of the first half	—	—	5,714	—	—	—	5,714	132	5,846
Other comprehensive Income	—	—	(130)	5,460	—	—	5,330	59	5,389
Comprehensive Income	—	—	5,584	5,460	—	—	11,044	191	11,235
Dividend	—	—	(2,548)	—	—	—	(2,548)	(82)	(2,630)
Issuance of common shares	306,577	1	10	—	—	—	11	—	11
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(1)	—	1,258,812	50	49	—	49
Share-based payments	—	—	59	—	—	—	59	—	59
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with minority interests	—	—	(202)	(10)	—	—	(212)	(238)	(450)
Other items	—	—	—	—	—	—	—	—	—
As of June 30, 2010	2,348,729,461	5,872	58,274	381	(114,148,378)	(3,572)	60,955	858	61,813

Net income from July 1 to December 31, 2010	—	—	4,857	—	—	—	4,857	104	4,961
Other comprehensive Income	—	—	(86)	(2,879)	—	—	(2,965)	(50)	(3,015)
Comprehensive Income	—	—	4,771	(2,879)	—	—	1,892	54	1,946
Dividend	—	—	(2,550)	—	—	—	(2,550)	(70)	(2,620)
Issuance of common shares	911,470	2	28	—	—	—	30	—	30
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(69)	—	1,660,699	69	—	—	—
Share-based payments	—	—	81	—	—	—	81	—	81
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with minority interests	—	—	3	3	—	—	6	15	21
Other items	—	—	—	—	—	—	—	—	—
As of December 31, 2010	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271

Net income of the first half	—	—	6,672	—	—	—	6,672	178	6,850
Other comprehensive Income	—	—	368	(2,684)	—	—	(2,316)	(67)	(2,383)
Comprehensive Income	—	—	7,040	(2,684)	—	—	4,356	111	4,467
Dividend	—	—	(3,888)	—	—	—	(3,888)	(62)	(3,950)
Issuance of common shares	11,749,578	29	375	—	—	—	404	—	404
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	3,804	—	—	—	—
Share-based payments	—	—	83	—	—	—	83	—	83
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with minority interests	—	—	—	2	—	—	2	57	59
Other items	—	—	—	—	—	—	—	(29)	(29)
As of June 30, 2011	2,361,390,509	5,903	64,148	(5,177)	(112,483,875)	(3,503)	61,371	934	62,305

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,166	34,551	5,291	1	—	45,009
Intersegment sales	6,341	1,535	345	43	(8,264)	—
Excise taxes	—	(4,544)	—	—	—	(4,544)

Revenues from sales	11,507	31,542	5,636	44	(8,264)	40,465
Operating expenses	(5,072)	(31,149)	(5,251)	(161)	8,264	(33,369)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,100)	(300)	(122)	(9)	—	(1,531)

Operating income	5,335	93	263	(126)	—	5,565
Equity in income (loss) of affiliates and other items	473	37	18	255	—	783
Tax on net operating income	(3,275)	(20)	(117)	(53)	—	(3,465)

Net operating income	2,533	110	164	76	—	2,883
Net cost of net debt						(71)
Minority interests						(86)

Net income						2,726

2nd quarter 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	(55)	—	—	—		(55)
Intersegment sales
Excise taxes

Revenues from sales	(55)	—	—	—		(55)
Operating expenses	—	(135)	(15)	—		(150)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	(55)	(135)	(15)	—		(205)
Equity in income (loss) of affiliates and other items	121	(2)	(37)	43		125
Tax on net operating income	10	50	(31)	(2)		27

Net operating income (b)	76	(87)	(83)	41		(53)
Net cost of net debt						—
Minority interests						(15)

Net income						(68)

(a) Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value. (b) Of which inventory valuation effect

On operating income	—	(72)	(15)	—
On net operating income	—	(42)	(17)	—

2nd quarter 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,221	34,551	5,291	1	—	45,064
Intersegment sales	6,341	1,535	345	43	(8,264)	—
Excise taxes	—	(4,544)	—	—	—	(4,544)

Revenues from sales	11,562	31,542	5,636	44	(8,264)	40,520
Operating expenses	(5,072)	(31,014)	(5,236)	(161)	8,264	(33,219)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,100)	(300)	(122)	(9)	—	(1,531)

Adjusted operating income	5,390	228	278	(126)	—	5,770
Equity in income (loss) of affiliates and other items	352	39	55	212	—	658
Tax on net operating income	(3,285)	(70)	(86)	(51)	—	(3,492)

Adjusted net operating income	2,457	197	247	35	—	2,936
Net cost of net debt						(71)
Minority interests						(71)

Adjusted net income						2,794

Adjusted fully-diluted earnings per share (€)						1.24

(a)	Except for per share amounts.

2nd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	6,868	462	209	31		7,570
Total divestments	921	28	12	377		1,338
Cash flow from operating activities	5,605	7	138	(686)		5,064

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	6,144	34,769	5,105	11	—	46,029
Intersegment sales	6,939	1,582	297	41	(8,859)	—
Excise taxes	—	(4,427)	—	—	—	(4,427)

Revenues from sales	13,083	31,924	5,402	52	(8,859)	41,602
Operating expenses	(5,938)	(30,093)	(4,891)	(153)	8,859	(32,216)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(319)	(119)	(8)	—	(1,686)

Operating income	5,905	1,512	392	(109)	—	7,700
Equity in income (loss) of affiliates and other items	343	59	82	15	—	499
Tax on net operating income	(3,527)	(451)	(124)	—	—	(4,102)

Net operating income	2,721	1,120	350	(94)	—	4,097
Net cost of net debt						(59)
Minority interests						(92)

Net income						3,946

1st quarter 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	84	—	—	—		84
Intersegment sales
Excise taxes

Revenues from sales	84	—	—	—		84
Operating expenses	—	1,226	130	—		1,356
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	84	1,226	130	—		1,440
Equity in income (loss) of affiliates and other items	—	14	25	11		50
Tax on net operating income	(212)	(396)	(43)	—		(651)

Net operating income (b)	(128)	844	112	11		839
Net cost of net debt						—
Minority interests						3

Net income						842
(a) Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value. (b) Of which inventory valuation effect

On operating income	—	1,226	130	—
On net operating income	—	844	112	—

1st quarter 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	6,060	34,769	5,105	11	—	45,945
Intersegment sales	6,939	1,582	297	41	(8,859)	—
Excise taxes	—	(4,427)	—	—	—	(4,427)

Revenues from sales	12,999	31,924	5,402	52	(8,859)	41,518
Operating expenses	(5,938)	(31,319)	(5,021)	(153)	8,859	(33,572)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(319)	(119)	(8)	—	(1,686)

Adjusted operating income	5,821	286	262	(109)	—	6,260
Equity in income (loss) of affiliates and other items	343	45	57	4	—	449
Tax on net operating income	(3,315)	(55)	(81)	—	—	(3,451)

Adjusted net operating income	2,849	276	238	(105)	—	3,258
Net cost of net debt						(59)
Minority interests						(95)

Adjusted net income						3,104

Adjusted fully-diluted earnings per share (€)						1.38

(a)	Except for per share amounts.

1st quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	5,232	264	171	16	—	5,683
Total divestments	335	23	14	291	—	663
Cash flow from operating activities	4,643	1,158	(144)	57	—	5,714

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)

Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327
Operating expenses	(4,364)	(27,460)	(4,483)	(173)	7,426	(29,054)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,292)	(318)	(136)	(11)	—	(1,757)

Operating income	4,607	804	240	(135)	—	5,516
Equity in income (loss) of affiliates and other items	190	124	78	168	—	560
Tax on net operating income	(2,621)	(250)	(65)	85	—	(2,851)

Net operating income	2,176	678	253	118	—	3,225
Net cost of net debt						(57)
Minority interests						(67)

Net income						3,101

2nd quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	255	(57)	—		198
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(8)	—		(8)

Operating income (b)	—	255	(65)	—		190
Equity in income (loss) of affiliates and other items (c)	(40)	25	18	(7)		(4)
Tax on net operating income	13	(85)	26	—		(46)

Net operating income (b)	(27)	195	(21)	(7)		140
Net cost of net debt						—
Minority interests						—

Net income						140
(a) Adjustments include special items, inventory valuation effect and, until June 30,2010, equity share of adjustments related to Sanofi. (b) Of which inventory valuation effect

On operating income	—	255	(41)	—
On net operating income	—	195	(25)	—

(c) Of which equity share of adjustments related to Sanofi	—	—	—	(40)

2nd quarter 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)

Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327
Operating expenses	(4,364)	(27,715)	(4,426)	(173)	7,426	(29,252)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,292)	(318)	(128)	(11)	—	(1,749)

Adjusted operating income	4,607	549	305	(135)	—	5,326
Equity in income (loss) of affiliates and other items	230	99	60	175	—	564
Tax on net operating income	(2,634)	(165)	(91)	85	—	(2,805)

Adjusted net operating income	2,203	483	274	125	—	3,085
Net cost of net debt						(57)
Minority interests						(67)

Adjusted net income						2,961

Adjusted fully-diluted earnings per share (€)						1.32

(a) Except for per share amounts.

2nd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,723	562	144	17		3,446
Total divestments	174	11	328	337		850
Cash flow from operating activities	4,154	1,042	477	(731)		4,942

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	11,310	69,320	10,396	12	—	91,038
Intersegment sales	13,280	3,117	642	84	(17,123)	—
Excise taxes	—	(8,971)	—	—	—	(8,971)

Revenues from sales	24,590	63,466	11,038	96	(17,123)	82,067
Operating expenses	(11,010)	(61,242)	(10,142)	(314)	17,123	(65,585)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,340)	(619)	(241)	(17)	—	(3,217)

Operating income	11,240	1,605	655	(235)	—	13,265
Equity in income (loss) of affiliates and other items	816	96	100	270	—	1,282
Tax on net operating income	(6,802)	(471)	(241)	(53)	—	(7,567)

Net operating income	5,254	1,230	514	(18)	—	6,980
Net cost of net debt						(130)
Minority interests						(178)

Net income						6,672

1st half 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	29	—	—	—		29
Intersegment sales
Excise taxes

Revenues from sales	29	—	—	—		29
Operating expenses	—	1,091	115	—		1,206
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	29	1,091	115	—		1,235
Equity in income (loss) of affiliates and other items	121	12	(12)	54		175
Tax on net operating income	(202)	(346)	(74)	(2)		(624)

Net operating income (b)	(52)	757	29	52		786
Net cost of net debt						—
Minority interests						(12)

Net income						774
(a) Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value. (b) Of which inventory valuation effect

On operating income	—	1,154	115	—
On net operating income	—	802	95	—

1st half 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	11,281	69,320	10,396	12	—	91,009
Intersegment sales	13,280	3,117	642	84	(17,123)	—
Excise taxes	—	(8,971)	—	—	—	(8,971)

Revenues from sales	24,561	63,466	11,038	96	(17,123)	82,038
Operating expenses	(11,010)	(62,333)	(10,257)	(314)	17,123	(66,791)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,340)	(619)	(241)	(17)	—	(3,217)

Adjusted operating income	11,211	514	540	(235)	—	12,030
Equity in income (loss) of affiliates and other items	695	84	112	216	—	1,107
Tax on net operating income	(6,600)	(125)	(167)	(51)	—	(6,943)

Adjusted net operating income	5,306	473	485	(70)	—	6,194
Net cost of net debt						(130)
Minority interests						(166)

Adjusted net income						5,898

Adjusted fully-diluted earnings per share (€)						2.62

(a)	Except for per share amounts.

1st half 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	12,100	726	380	47		13,253
Total divestments	1,256	51	26	668		2,001
Cash flow from operating activities	10,248	1,165	(6)	(629)		10,778

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	9,115	60,998	8,812	7	—	78,932
Intersegment sales	11,019	2,475	507	87	(14,088)	—
Excise taxes	—	(9,444)	—	—	—	(9,444)

Revenues from sales	20,134	54,029	9,319	94	(14,088)	69,488
Operating expenses	(8,818)	(52,081)	(8,553)	(318)	14,088	(55,682)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,548)	(623)	(266)	(19)	—	(3,456)

Operating income	8,768	1,325	500	(243)	—	10,350
Equity in income (loss) of affiliates and other items	298	155	123	432	—	1,008
Tax on net operating income	(4,995)	(414)	(138)	142	—	(5,405)

Net operating income	4,071	1,066	485	331	—	5,953
Net cost of net debt						(107)
Minority interests						(132)

Net income						5,714

1st half 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	585	49	—		634
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(8)	—		(8)

Operating income (b)	—	585	41	—		626
Equity in income (loss) of affiliates and other items (c)	(146)	41	22	84		1
Tax on net operating income	43	(198)	(9)	(2)		(166)

Net operating income (b)	(103)	428	54	82		461
Net cost of net debt						—
Minority interests						(4)

Net income						457
(a) Adjustments include special items, inventory valuation effect and, until June 30,2010, equity share of adjustments related to Sanofi. (b) Of which inventory valuation effect

On operating income	—	635	65	—
On net operating income	—	467	50	—

(c) Of which equity share of adjustments related to Sanofi	—	—	—	(81)

1st half 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	9,115	60,998	8,812	7	—	78,932
Intersegment sales	11,019	2,475	507	87	(14,088)	—
Excise taxes	—	(9,444)	—	—	—	(9,444)

Revenues from sales	20,134	54,029	9,319	94	(14,088)	69,488
Operating expenses	(8,818)	(52,666)	(8,602)	(318)	14,088	(56,316)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,548)	(623)	(258)	(19)	—	(3,448)

Adjusted operating income	8,768	740	459	(243)	—	9,724
Equity in income (loss) of affiliates and other items	444	114	101	348	—	1,007
Tax on net operating income	(5,038)	(216)	(129)	144	—	(5,239)

Adjusted net operating income	4,174	638	431	249	—	5,492
Net cost of net debt						(107)
Minority interests						(128)

Adjusted net income						5,257

Adjusted fully-diluted earnings per share (€)						2.34

(a)	Except for per share amounts.

1st half 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	5,866	1,018	238	33		7,155
Total divestments	261	38	334	1,265		1,898
Cash flow from operating activities	8,834	1,496	387	(515)		10,202

Consolidated Financial Statements as of June 30, 2011

Adjustments by business segment

(M€)

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
2nd quarter 2011	Inventory valuation effect	—	(72)	(15)	—	(87)
	Effect of changes in fair value	(55)	—	—	—	(55)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(63)	—	—	(63)

Total		(55)	(135)	(15)	—	(205)

2nd quarter 2010	Inventory valuation effect	—	255	(41)	—	214
	Effect of changes in fair value	—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	(8)	—	(8)
	Other items	—	—	(16)	—	(16)

Total		—	255	(65)	—	190

1st half 2011	Inventory valuation effect	—	1,154	115	—	1,269
	Effect of changes in fair value	29	—	—	—	29
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(63)	—	—	(63)

Total		29	1,091	115	—	1,235

1st half 2010	Inventory valuation effect	—	635	65	—	700
	Effect of changes in fair value	—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	(8)	—	(8)
	Other items	—	(50)	(16)	—	(66)

Total		—	585	41	—	626

ADJUSTMENTS TO NET INCOME GROUP SHARE
(M€)		Upstream	Downstream	Chemicals	Corporate	Total
2nd quarter 2011	Inventory valuation effect	—	(57)	(17)	—	(74)
	Effect of changes in fair value	(41)	—	—	—	(41)
TOTAL’s equity share of adjustments related to Sanofi		—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(47)	—	—	—	(47)
	Gains (losses) on disposals of assets	164	—	—	41	205
	Other items	—	(45)	(66)	—	(111)

Total		76	(102)	(83)	41	(68)

2nd quarter 2010	Inventory valuation effect	—	194	(25)	—	169
	Effect of changes in fair value	—	—	—	—	—
TOTAL’s equity share of adjustments related to Sanofi		—	—	—	(40)	(40)
	Restructuring charges	—	—	(10)	—	(10)
	Asset impairment charges	—	—	(6)	—	(6)
	Gains (losses) on disposals of assets	—	—	29	34	63
	Other items	(27)	—	(9)	—	(36)

Total		(27)	194	(21)	(6)	140

1st half 2011	Inventory valuation effect	—	777	95	—	872
	Effect of changes in fair value	22	—	—	—	22
TOTAL’s equity share of adjustments related to Sanofi		—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(47)	—	—	—	(47)
	Gains (losses) on disposals of assets	164	—	—	52	216
	Other items	(178)	(45)	(66)	—	(289)

Total		(39)	732	29	52	774

1st half 2010	Inventory valuation effect	—	463	50	—	513
	Effect of changes in fair value	—	—	—	—	—
TOTAL’s equity share of adjustments related to Sanofi		—	—	—	(81)	(81)
	Restructuring charges	—	—	(10)	—	(10)
	Asset impairment charges	(59)	—	(6)	—	(65)
	Gains (losses) on disposals of assets	—	—	29	163	192
	Other items	(44)	(39)	(9)	—	(92)

Total		(103)	424	54	82	457

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

TOTAL

(unaudited)

2nd quarter 2011 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	45,064	(55)	45,009
Excise taxes	(4,544)	—	(4,544)
Revenues from sales	40,520	(55)	40,465

Purchases net of inventory variation	(28,299)	(87)	(28,386)
Other operating expenses	(4,741)	(63)	(4,804)
Exploration costs	(179)	—	(179)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,531)	—	(1,531)
Other income	35	211	246
Other expense	(70)	(68)	(138)

Financial interest on debt	(159)	—	(159)
Financial income from marketable securities & cash equivalents	55	—	55
Cost of net debt	(104)	—	(104)

Other financial income	335	—	335
Other financial expense	(104)	—	(104)

Equity in income (loss) of affiliates	462	(18)	444

Income taxes	(3,459)	27	(3,432)

Consolidated net income	2,865	(53)	2,812
Group share	2,794	(68)	2,726
Minority interests	71	15	86

2nd quarter 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	41,329	—	41,329
Excise taxes	(5,002)	—	(5,002)
Revenues from sales	36,327	—	36,327

Purchases net of inventory variation	(24,143)	214	(23,929)
Other operating expenses	(4,817)	(16)	(4,833)
Exploration costs	(292)	—	(292)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,749)	(8)	(1,757)
Other income	52	62	114
Other expense	(61)	(53)	(114)

Financial interest on debt	(113)	—	(113)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(89)	—	(89)

Other financial income	142	—	142
Other financial expense	(95)	—	(95)

Equity in income (loss) of affiliates	526	(13)	513

Income taxes	(2,773)	(46)	(2,819)

Consolidated net income	3,028	140	3,168
Group share	2,961	140	3,101
Minority interests	67	—	67

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

TOTAL

(unaudited)

1st half 2011 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	91,009	29	91,038
Excise taxes	(8,971)	—	(8,971)
Revenues from sales	82,038	29	82,067

Purchases net of inventory variation	(56,910)	1,269	(55,641)
Other operating expenses	(9,443)	(63)	(9,506)
Exploration costs	(438)	—	(438)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,217)	—	(3,217)
Other income	109	222	331
Other expense	(129)	(68)	(197)

Financial interest on debt	(295)	—	(295)
Financial income from marketable securities & cash equivalents	102	—	102
Cost of net debt	(193)	—	(193)

Other financial income	410	—	410
Other financial expense	(212)	—	(212)

Equity in income (loss) of affiliates	929	21	950

Income taxes	(6,880)	(624)	(7,504)

Consolidated net income	6,064	786	6,850
Group share	5,898	774	6,672
Minority interests	166	12	178

1st half 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	78,932	—	78,932
Excise taxes	(9,444)	—	(9,444)
Revenues from sales	69,488	—	69,488

Purchases net of inventory variation	(46,330)	700	(45,630)
Other operating expenses	(9,479)	(66)	(9,545)
Exploration costs	(507)	—	(507)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,448)	(8)	(3,456)
Other income	80	194	274
Other expense	(167)	(159)	(326)

Financial interest on debt	(213)	—	(213)
Financial income from marketable securities & cash equivalents	48	—	48
Cost of net debt	(165)	—	(165)

Other financial income	213	—	213
Other financial expense	(190)	—	(190)

Equity in income (loss) of affiliates	1,071	(34)	1,037

Income taxes	(5,181)	(166)	(5,347)

Consolidated net income	5,385	461	5,846
Group share	5,257	457	5,714
Minority interests	128	4	132

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS OF 2011

(unaudited)

1) Accounting policies

➢	Accounting policies applicable in 2011

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30, 2011 are presented in Euros and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of June 30, 2011 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2010 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). The new accounting standards and amendments mandatory for the annual period beginning January 1, 2011 are described in Note 1W to the consolidated financial statements as of December 31, 2010 and have no material effect on the Group’s consolidated financial statements for the first six months of 2011.

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2010.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis; and

•	are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

➢	Accounting policies not yet applicable

In May 2011, the IASB issued a package of standards on consolidation : standard IFRS 10 “Consolidated financial statements”, standard IFRS 11 “Joint arrangements”, standard IFRS 12 “Disclosure of interests in other entities”, revised standard IAS 27 “Separate financial statements” and revised standard IAS 28 “Investments in associates and joint ventures”. These standards are applicable for annual periods beginning on or after January 1, 2013.

In June 2011, the IASB issued revised standard IAS 19 “Employee benefits”, which leads in particular to the full recognition of the net position in respect of employee benefits obligations (liabilities net of assets) in the balance sheet and the elimination of the corridor approach currently used by the Group. This standard is applicable for annual periods beginning on or after January 1, 2013.

In addition, the IASB published in May 2011 standard IFRS 13 “Fair value measurement”, applicable for annual periods beginning on or after January 1, 2013, and in June 2011 revised standard IAS 1 “Presentation of financial statements”, applicable for annual periods beginning on or after July 1, 2012.

The impact of the application of these standards is currently assessed by the Group.

2) Changes in the Group structure, main acquisitions and divestments

➢	Upstream

•	TOTAL finalized in March 2011 the acquisition from Santos of an additional 7.5% interest in Australia’s GLNG project. This increases TOTAL’s overall stake in the project to 27.5%.

The acquisition cost amounts to €200 million ($281 million) and mainly corresponds to the value of mineral interests that have been recognized as intangible assets on the face of the consolidated balance sheet for €203 million.

•

In March 2011, Total E&P Canada Ltd., a TOTAL subsidiary, and Suncor Energy Inc. (Suncor) have finalized a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the TOTAL-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, in Canada.

TOTAL acquired 19.2% of Suncor’s interest in the Fort Hills project, increasing TOTAL’s overall interest in the project to 39.2%. Suncor, as operator, holds 40.8%. TOTAL also acquired a 49% stake in the Suncor-operated Voyageur upgrader project. For those two acquisitions, the Group paid €1,945 million (CAD 2,666 million) mainly representing the value of mineral interests for €445 million and the value of tangible assets for €1,473 million.

Furthermore, TOTAL sold to Suncor 36.75% interest in the Joslyn project for €614 million (CAD 842 million), and received the cash payment in April 2011. The Group, as operator, retains a 38.25% interest in the project.

•	TOTAL finalized in April 2011 the sale of its 75.8% interest in its upstream Cameroonian affiliate Total E&P Cameroun to Perenco, for an amount of €171 million ($244 million), net of cash sold.

•	TOTAL and the Russian company Novatek signed in March 2011 two Memorandums of Cooperation to develop the cooperation between TOTAL on one side, and Novatek and its main shareholders on the other side.

This cooperation is developed around two transactions:

•

TOTAL took a 12.09% shareholding in Novatek. This transaction has been effective since April 1, 2011 and amounted to €2,901 million ($4,108 million). TOTAL considers that it has a significant influence through its representation on the Board of Directors of Novatek and its participation in the Yamal LNG project. Therefore, the interest in Novatek is accounted for by the equity method as from the second quarter 2011.

•

TOTAL will become the main international partner on the Yamal LNG project holding a 20% share, and Novatek will hold a 51% interest in the project. The signature of definitive agreements should occur during the third quarter of 2011.

•

After the all-cash tender of $23.25 per share launched on April 28, 2011 and completed on June 21, 2011, TOTAL has acquired a 60% stake in SunPower Corp., a U.S. company listed on Nasdaq with headquarters in San Jose (California), one of the most established players in the American solar industry. Shares of SunPower Corp. continue to be traded on the Nasdaq.

As of completion date (June 21, 2011), the public offer has led, on the basis of acceptances received, to a cash settlement of $1,394 million (€974 million).

As part of the transaction, various agreements were signed, including a financial guarantee agreement through which TOTAL guarantees up to $1 billion SunPower’s repayments obligations under letters of credit that would be issued during the next five years for the development of solar power plants and large roofs activities.

Furthermore, after the closing of the offer, antitrust authorities of the European Commission have given their approval to the transaction on June 28, 2011; U.S. antitrust authorities had, on their side, given their approval to the transaction at the end of May 2011.

The composition of SunPower’s Board of Directors has been modified (on July 1, 2011), with the appointment of six members representing TOTAL among eleven directors.

As TOTAL took control of SunPower after the closing of the offer, at a date very close to the balance sheet date of June 30, 2011, the Group could not carry out the usual diligences on the accounts of acquired companies for their inclusion in the consolidated financial statements as of June 30, 2011.

As a result, acquired shares have been temporarily classified as “Other investments” on the face of the consolidated balance sheet for €974 million. The purchase price allocation, the measurement of goodwill, of assets acquired and liabilities assumed at acquisition date and of fair value adjustments determined temporarily will be presented in the second half of 2011.

The carrying amount of the main balance sheet indicators as they appear in the latest quarterly statements prepared under U.S. GAAP (before fair value adjustments and restatements to TOTAL’s standards) and published by SunPower Corp. (unaudited figures) as of March 31, 2011 is as follows:

	In million $	In million €
Non current assets	1,661	1,169
Current assets	1,804	1,270

Total Assets	3,465	2,439

Equity	1,627	1,145
Non current liabilities	791	557
Current liabilities	1,047	737

Total Liabilities	3,465	2,439

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

(iv) Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1, 2011 and excluding TOTAL’s equity share of adjustment items related to Sanofi until June 30, 2010.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
2nd quarter 2011	Inventory valuation effect	—	(72)	(15)	—	(87)
	Effect of changes in fair value	(55)	—	—	—	(55)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(63)	—	—	(63)

Total		(55)	(135)	(15)	—	(205)

2nd quarter 2010	Inventory valuation effect	—	255	(41)	—	214
	Effect of changes in fair value	—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	(8)	—	(8)
	Other items	—	—	(16)	—	(16)

Total		—	255	(65)	—	190

1st half 2011	Inventory valuation effect	—	1,154	115	—	1,269
	Effect of changes in fair value	29	—	—	—	29
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(63)	—	—	(63)

Total		29	1,091	115	—	1,235

1st half 2010	Inventory valuation effect	—	635	65	—	700
	Effect of changes in fair value	—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	(8)	—	(8)
	Other items	—	(50)	(16)	—	(66)

Total		—	585	41	—	626

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
2nd quarter 2011	Inventory valuation effect	—	(57)	(17)	—	(74)
	Effect of changes in fair value	(41)	—	—	—	(41)
TOTAL’s equity share of adjustments related to Sanofi		—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(47)	—	—	—	(47)
	Gains (losses) on disposals of assets	164	—	—	41	205
	Other items	—	(45)	(66)	—	(111)

Total		76	(102)	(83)	41	(68)

2nd quarter 2010	Inventory valuation effect	—	194	(25)	—	169
	Effect of changes in fair value	—	—	—	—	—
TOTAL’s equity share of adjustments related to Sanofi		—	—	—	(40)	(40)
	Restructuring charges	—	—	(10)	—	(10)
	Asset impairment charges	—	—	(6)	—	(6)
	Gains (losses) on disposals of assets	—	—	29	34	63
	Other items	(27)	—	(9)	—	(36)

Total		(27)	194	(21)	(6)	140

1st half 2011	Inventory valuation effect	—	777	95	—	872
	Effect of changes in fair value	22	—	—	—	22
TOTAL’s equity share of adjustments related to Sanofi		—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(47)	—	—	—	(47)
	Gains (losses) on disposals of assets	164	—	—	52	216
	Other items	(178)	(45)	(66)	—	(289)

Total		(39)	732	29	52	774

1st half 2010	Inventory valuation effect	—	463	50	—	513
	Effect of changes in fair value	—	—	—	—	—
TOTAL’s equity share of adjustments related to Sanofi		—	—	—	(81)	(81)
	Restructuring charges	—	—	(10)	—	(10)
	Asset impairment charges	(59)	—	(6)	—	(65)
	Gains (losses) on disposals of assets	—	—	29	163	192
	Other items	(44)	(39)	(9)	—	(92)

Total		(103)	424	54	82	457

In the first half of 2011, the heading “Other items” includes the impact of the change in taxation in the United Kingdom on the deferred tax liability for €(178) million. The House of Commons voted provisionally the increase of the Supplementary charge applicable to oil activities from 20% to 32%, pending a final vote of the Finance Act 2011.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of June 30, 2011, TOTAL S.A. held 12,152,607 of its own shares, representing 0.51% of its share capital, detailed as follows:

•	6,009,532 shares allocated to TOTAL restricted shares plans for Group employees; and

•	6,143,075 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 12,152,607 shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of June 30, 2011, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.25% of its share capital, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly held by TOTAL S.A.;

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting of May 13, 2011 approved the payment of a cash dividend of €2.28 per share for the fiscal year 2010. Taking into account an interim dividend of €1.14 per share paid on November 17, 2010, the remaining balance of €1.14 per share was paid on May 26, 2011.

The Board of Directors of October 28, 2010 decided to pay interim dividends on a quarterly basis beginning in fiscal year 2011. The Board of Directors of April 28, 2011 and the one of July 28, 2011 approved interim dividends of €0.57 per share for first quarter 2011 and €0.57 per share for second quarter 2011, that will be paid on September 22 and December 22, 2011 respectively.

Other Comprehensive Income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	1st half 2011		1st half 2010

Currency translation adjustment		(2,644)		4,996
- unrealized gain/(loss) of the period	(2,633)		4,999
- less gain/(loss) included in net income	11		3

Available for sale financial assets		430		(52)
- unrealized gain/(loss) of the period	433		(3)
- less gain/(loss) included in net income	3		49

Cash flow hedge		(35)		(51)
- unrealized gain/(loss) of the period	38		(347)
- less gain/(loss) included in net income	73		(296)

Share of other comprehensive income of equity affiliates, net amount		(103)		475

Other		(2)		3
- unrealized gain/(loss) of the period	(2)		3
- less gain/(loss) included in net income	—		—

Tax effect		(29)		18

Total other comprehensive income, net amount		(2,383)		5,389

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2011			1st half 2010
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	(2,644)		(2,644)	4,996		4,996
Available for sale financial assets	430	(41)	389	(52)	1	(51)
Cash flow hedge	(35)	12	(23)	(51)	17	(34)
Share of other comprehensive income of equity affiliates, net amount	(103)		(103)	475		475
Other	(2)		(2)	3		3

Total other comprehensive income	(2,354)	(29)	(2,383)	5,371	18	5,389

5) Financial debt

The Group issued bonds through its subsidiaries Total Capital and Total Capital Canada Ltd. during the first six months of 2011:

•	Bond 6.500% 2011-2016 (150 million AUD)

•	Bond 3.875% 2011-2018 (500 million GBP)

•	Bond 4.125% 2011-2021 (500 million USD)

•	Bond 1.625% 2011-2014 (750 million USD)

•	Bond Libor USD 3 months + 0.380% 2011-2014 (750 million USD)

•	Bond 5.750% 2011-2014 (100 million AUD)

•	Bond Libor USD 3 months + 0.09% 2011-2013 (1,000 million USD)

The Group reimbursed bonds during the first six months of 2011:

•	Bond 5.750% 2005-2011 (100 million AUD)

•	Bond 4.000% 2005-2011 (100 million CAD)

•	Bond 5.750% 2004-2011 (100 million AUD)

•	Bond 7.500% 2008-2011 (150 million AUD)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first six months of 2011.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

During the first half of 2011, the Group has not been fined pursuant to a Court ruling. The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

Chemicals segment

•

As part of the spin-off of Arkema[1] in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

[1]	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

•

In the United States, investigations into certain commercial practices of some subsidiaries of the Arkema group have been closed since 2007; no charges have been brought against Arkema. Civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are about to be closed and are not expected to have a significant impact on the Group’s financial position.

•

In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result, since the spin-off, the Group has paid the overall amount of €188.07 million2, corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted.

The European Commission imposed these fines following investigations between 2000 and 2004 into commercial practices involving eight products sold by Arkema. Five of these investigations resulted in prosecutions from the European Commission for which Elf Aquitaine has been named as the parent company, and two of these investigations named TOTAL S.A. as the ultimate parent company of the Group.

TOTAL S.A. and Elf Aquitaine are contesting their liability based solely on their status as parent companies and appealed for cancellation and reformation of the rulings that are still pending before the relevant EU court of appeals or supreme court of appeals. Within the framework of one of these proceedings, the General Court of the European Union, in a decision dated June 7, 2011, partially accepted Arkema’s appeal, reducing the fine pronounced against it by the amount of €105.79 million. On the same day, the General Court rejected the appeal lodged by TOTAL S.A. and Elf Aquitaine. Considering the latter remain liable for Arkema’s infringement, the European Commission demanded the payment of €105.79 million (plus interest of €31.31 million). Elf Aquitaine paid these amounts in July 2011. Lodging an appeal is being considered.

Besides, civil proceedings against Arkema and other groups of companies were initiated before German and Dutch courts by third parties for alleged damages pursuant to two of the above described legal proceedings engaged by the European Commission. TOTAL S.A. was summoned to serve notice of the dispute before the German court. At this point, the probability to have a favorable verdict and the financial impacts of these procedures are uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and the complex evaluation of the alleged damages.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

Within the framework of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of June 30, 2011.

Downstream segment

•

Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined in 2006 €20.25 million, which has been paid, and for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending.

In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding another product line of the Refining & Marketing division, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. TOTAL S.A. also appealed this decision before the relevant court and this appeal is still pending.

•

Finally, TotalGaz and Total Raffinage Marketing received a statement of objections in July 2009 from the French Antitrust Authority (Autorité de la concurrence française) regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. The case was dismissed by decision of the French antitrust authorities on December 17, 2010.

Whatever the evolution of the investigations and proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

[2]	This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.

The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. TOTAL’s UK subsidiary finally decided to withdraw from this recourse due to settlement agreements reached in mid-February 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of June 30, 2011, stands at €96 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, the subsidiary was fined £3.6 million and paid it. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection, and ordering TOTAL S.A. to pay a fine of €375,000. The court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive compensation as determined by the court. Forty-two third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Court of Appeal of Paris upheld the lower court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000. TOTAL appealed this decision to the French Supreme Court (Cour de cassation).

However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract’s termination.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation which were not even parties to the contract, have launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of U.S.$ 22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the

Russian Olympic Committee, the Group considers this claim to be unfounded as to a matter of law or fact. The Group has lodged a criminal complaint to denounce the fraudulent claim which the Group believes it is a victim of and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran, by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with a consultant concerning a gas field in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

Investigations are still pending and the Company is cooperating with the SEC and the DoJ. In 2010, the Company opened talks with U.S. authorities, without any acknowledgement of facts, to consider an out-of-court settlement. Generally, out-of-court settlements with U.S. authorities include payment of fines and the obligation to improve internal compliance systems or other measures.

In this same case, a judicial inquiry related to TOTAL was initiated in France in 2006. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division. The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched.

At this point, the Company cannot determine when these investigations will terminate, and cannot predict their results, or the outcome of the talks that have been initiated, or the costs of a potential out-of-court settlement. Resolving this case is not expected to have a significant impact on the Group’s financial situation or any impact on its future planned operations.

Libya

Having regard to the context in Libya, the Group’s production in Libya has been stopped since early March. The Group continues mitigating the consequences of such situation on its operations and projects in Libya.

In addition, since February 2011, several embargo and sanction regimes have been imposed by the United Nations, as well as the EU and US authorities prohibiting certain financial and assets transactions with respect to a list of individuals and to various Libyan banks and other entities linked with the regime. TOTAL has taken all necessary steps not to contravene with these measures and believes that it does not carry out any activities in contravention of these measures.

Lastly, in June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies - including, among others, TOTAL - a formal request for information related to their operations in Libya. TOTAL is cooperating with this non public investigation.

Syria

Since May 10, 2011, the European Union adopted measures prohibiting the supply of certain equipment to Syria, as well as prohibiting certain financial and asset transactions with respect to a list of named individuals and entities. These measures apply to European persons and to entities constituted under the laws of a EU Member State. TOTAL does not believe that its current business activities in Syria are in contravention of these measures.

During the first half of 2011, the Group’s activities have not been significantly impacted by the deterioration of the security context in Syria.

Yemen

During the first half of 2011, the Group’s activities have not been significantly impacted by the deterioration of the security context in Yemen.

Commitments

In the Upstream, the Group has signed during the first half of 2011 guarantees in respect of construction contracts for an amount of about €2.9 billion.

8) Information by business segment

1st half 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	11,310	69,320	10,396	12	—	91,038
Intersegment sales	13,280	3,117	642	84	(17,123)	—
Excise taxes	—	(8,971)	—	—	—	(8,971)

Revenues from sales	24,590	63,466	11,038	96	(17,123)	82,067
Operating expenses	(11,010)	(61,242)	(10,142)	(314)	17,123	(65,585)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,340)	(619)	(241)	(17)	—	(3,217)

Operating income	11,240	1,605	655	(235)	—	13,265
Equity in income (loss) of affiliates and other items	816	96	100	270	—	1,282
Tax on net operating income	(6,802)	(471)	(241)	(53)	—	(7,567)

Net operating income	5,254	1,230	514	(18)	—	6,980
Net cost of net debt						(130)
Minority interests						(178)

Net income						6,672

1st half 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	29	—	—	—		29
Intersegment sales
Excise taxes

Revenues from sales	29	—	—	—		29
Operating expenses	—	1,091	115	—		1,206
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	29	1,091	115	—		1,235
Equity in income (loss) of affiliates and other items	121	12	(12)	54		175
Tax on net operating income	(202)	(346)	(74)	(2)		(624)

Net operating income (b)	(52)	757	29	52		786
Net cost of net debt						—
Minority interests						(12)

Net income						774

(a) Adjustments include special items, inventory valuation effect and, as from January 1st , 2011, the effect of changes in fair value.
(b) Of which inventory valuation effect

On operating income	—	1,154	115	—
On net operating income	—	802	95	—

1st half 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	11,281	69,320	10,396	12	—	91,009
Intersegment sales	13,280	3,117	642	84	(17,123)	—
Excise taxes	—	(8,971)	—	—	—	(8,971)

Revenues from sales	24,561	63,466	11,038	96	(17,123)	82,038
Operating expenses	(11,010)	(62,333)	(10,257)	(314)	17,123	(66,791)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,340)	(619)	(241)	(17)	—	(3,217)

Adjusted operating income	11,211	514	540	(235)	—	12,030
Equity in income (loss) of affiliates and other items	695	84	112	216	—	1,107
Tax on net operating income	(6,600)	(125)	(167)	(51)	—	(6,943)

Adjusted net operating income	5,306	473	485	(70)	—	6,194
Net cost of net debt						(130)
Minority interests						(166)

Adjusted net income						5,898

Adjusted fully-diluted earnings per share (€)						2.62

(a) Except for per share amounts.

1st half 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	12,100	726	380	47		13,253
Total divestments	1,256	51	26	668		2,001
Cash flow from operating activities	10,248	1,165	(6)	(629)		10,778

1st half 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	9,115	60,998	8,812	7	—	78,932
Intersegment sales	11,019	2,475	507	87	(14,088)	—
Excise taxes	—	(9,444)	—	—	—	(9,444)

Revenues from sales	20,134	54,029	9,319	94	(14,088)	69,488
Operating expenses	(8,818)	(52,081)	(8,553)	(318)	14,088	(55,682)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,548)	(623)	(266)	(19)	—	(3,456)

Operating income	8,768	1,325	500	(243)	—	10,350
Equity in income (loss) of affiliates and other items	298	155	123	432	—	1,008
Tax on net operating income	(4,995)	(414)	(138)	142	—	(5,405)

Net operating income	4,071	1,066	485	331	—	5,953
Net cost of net debt						(107)
Minority interests						(132)

Net income						5,714

1st half 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	585	49	—		634
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(8)	—		(8)

Operating income (b)	—	585	41	—		626
Equity in income (loss) of affiliates and other items (c)	(146)	41	22	84		1
Tax on net operating income	43	(198)	(9)	(2)		(166)

Net operating income (b)	(103)	428	54	82		461
Net cost of net debt						—
Minority interests						(4)

Net income						457

(a) Adjustments include special items, inventory valuation effect and, until June 30,2010, equity share of adjustments related to Sanofi.
(b) Of which inventory valuation effect

On operating income	—	635	65	—
On net operating income	—	467	50	—

(c) Of which equity share of adjustments related to Sanofi	—	—	—	(81)

1st half 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	9,115	60,998	8,812	7	—	78,932
Intersegment sales	11,019	2,475	507	87	(14,088)	—
Excise taxes	—	(9,444)	—	—	—	(9,444)

Revenues from sales	20,134	54,029	9,319	94	(14,088)	69,488
Operating expenses	(8,818)	(52,666)	(8,602)	(318)	14,088	(56,316)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,548)	(623)	(258)	(19)	—	(3,448)

Adjusted operating income	8,768	740	459	(243)	—	9,724
Equity in income (loss) of affiliates and other items	444	114	101	348	—	1,007
Tax on net operating income	(5,038)	(216)	(129)	144	—	(5,239)

Adjusted net operating income	4,174	638	431	249	—	5,492
Net cost of net debt						(107)
Minority interests						(128)

Adjusted net income						5,257

Adjusted fully-diluted earnings per share (€)						2.34

(a) Except for per share amounts.

1st half 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	5,866	1,018	238	33		7,155
Total divestments	261	38	334	1,265		1,898
Cash flow from operating activities	8,834	1,496	387	(515)		10,202

2nd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,166	34,551	5,291	1	—	45,009
Intersegment sales	6,341	1,535	345	43	(8,264)	—
Excise taxes	—	(4,544)	—	—	—	(4,544)

Revenues from sales	11,507	31,542	5,636	44	(8,264)	40,465
Operating expenses	(5,072)	(31,149)	(5,251)	(161)	8,264	(33,369)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,100)	(300)	(122)	(9)	—	(1,531)

Operating income	5,335	93	263	(126)	—	5,565
Equity in income (loss) of affiliates and other items	473	37	18	255	—	783
Tax on net operating income	(3,275)	(20)	(117)	(53)	—	(3,465)

Net operating income	2,533	110	164	76	—	2,883
Net cost of net debt						(71)
Minority interests						(86)

Net income						2,726

2nd quarter 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	(55)	—	—	—		(55)
Intersegment sales
Excise taxes

Revenues from sales	(55)	—	—	—		(55)
Operating expenses	—	(135)	(15)	—		(150)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	(55)	(135)	(15)	—		(205)
Equity in income (loss) of affiliates and other items	121	(2)	(37)	43		125
Tax on net operating income	10	50	(31)	(2)		27

Net operating income (b)	76	(87)	(83)	41		(53)
Net cost of net debt						—
Minority interests						(15)

Net income						(68)

(a) Adjustments include special items, inventory valuation effect and, as from January 1st , 2011, the effect of changes in fair value.
(b) Of which inventory valuation effect

On operating income	—	(72)	(15)	—
On net operating income	—	(42)	(17)	—

2nd quarter 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,221	34,551	5,291	1	—	45,064
Intersegment sales	6,341	1,535	345	43	(8,264)	—
Excise taxes	—	(4,544)	—	—	—	(4,544)

Revenues from sales	11,562	31,542	5,636	44	(8,264)	40,520
Operating expenses	(5,072)	(31,014)	(5,236)	(161)	8,264	(33,219)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,100)	(300)	(122)	(9)	—	(1,531)

Adjusted operating income	5,390	228	278	(126)	—	5,770
Equity in income (loss) of affiliates and other items	352	39	55	212	—	658
Tax on net operating income	(3,285)	(70)	(86)	(51)	—	(3,492)

Adjusted net operating income	2,457	197	247	35	—	2,936
Net cost of net debt						(71)
Minority interests						(71)

Adjusted net income						2,794

Adjusted fully-diluted earnings per share (€)						1.24

(a) Except for per share amounts.

2nd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	6,868	462	209	31		7,570
Total divestments	921	28	12	377		1,338
Cash flow from operating activities	5,605	7	138	(686)		5,064

2nd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)

Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327
Operating expenses	(4,364)	(27,460)	(4,483)	(173)	7,426	(29,054)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,292)	(318)	(136)	(11)	—	(1,757)

Operating income	4,607	804	240	(135)	—	5,516
Equity in income (loss) of affiliates and other items	190	124	78	168	—	560
Tax on net operating income	(2,621)	(250)	(65)	85	—	(2,851)

Net operating income	2,176	678	253	118	—	3,225
Net cost of net debt						(57)
Minority interests						(67)

Net income						3,101

2nd quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	255	(57)	—		198
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(8)	—		(8)

Operating income (b)	—	255	(65)	—		190
Equity in income (loss) of affiliates and other items (c)	(40)	25	18	(7)		(4)
Tax on net operating income	13	(85)	26	—		(46)

Net operating income (b)	(27)	195	(21)	(7)		140
Net cost of net debt						—
Minority interests						—

Net income						140
(a) Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi. (b) Of which inventory valuation effect
On operating income	—	255	(41)	—
On net operating income	—	195	(25)	—

(c) Of which equity share of adjustments related to Sanofi	—	—	—	(40)

2nd quarter 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)

Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327
Operating expenses	(4,364)	(27,715)	(4,426)	(173)	7,426	(29,252)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,292)	(318)	(128)	(11)	—	(1,749)

Adjusted operating income	4,607	549	305	(135)	—	5,326
Equity in income (loss) of affiliates and other items	230	99	60	175	—	564
Tax on net operating income	(2,634)	(165)	(91)	85	—	(2,805)

Adjusted net operating income	2,203	483	274	125	—	3,085
Net cost of net debt						(57)
Minority interests						(67)

Adjusted net income						2,961

Adjusted fully-diluted earnings per share (€)						1.32

(a) Except for per share amounts.

2nd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,723	562	144	17		3,446
Total divestments	174	11	328	337		850
Cash flow from operating activities	4,154	1,042	477	(731)		4,942

9) Impact of adjustments on the consolidated statement of income

1st half 2011 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	91,009	29	91,038
Excise taxes	(8,971)	—	(8,971)
Revenues from sales	82,038	29	82,067

Purchases net of inventory variation	(56,910)	1,269	(55,641)
Other operating expenses	(9,443)	(63)	(9,506)
Exploration costs	(438)	—	(438)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,217)	—	(3,217)
Other income	109	222	331
Other expense	(129)	(68)	(197)

Financial interest on debt	(295)	—	(295)
Financial income from marketable securities & cash equivalents	102	—	102
Cost of net debt	(193)	—	(193)

Other financial income	410	—	410
Other financial expense	(212)	—	(212)

Equity in income (loss) of affiliates	929	21	950

Income taxes	(6,880)	(624)	(7,504)

Consolidated net income	6,064	786	6,850
Group share	5,898	774	6,672
Minority interests	166	12	178

1st half 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	78,932	—	78,932
Excise taxes	(9,444)	—	(9,444)
Revenues from sales	69,488	—	69,488

Purchases net of inventory variation	(46,330)	700	(45,630)
Other operating expenses	(9,479)	(66)	(9,545)
Exploration costs	(507)	—	(507)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,448)	(8)	(3,456)
Other income	80	194	274
Other expense	(167)	(159)	(326)

Financial interest on debt	(213)	—	(213)
Financial income from marketable securities & cash equivalents	48	—	48
Cost of net debt	(165)	—	(165)

Other financial income	213	—	213
Other financial expense	(190)	—	(190)

Equity in income (loss) of affiliates	1,071	(34)	1,037

Income taxes	(5,181)	(166)	(5,347)

Consolidated net income	5,385	461	5,846
Group share	5,257	457	5,714
Minority interests	128	4	132

2nd quarter 2011 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	45,064	(55)	45,009
Excise taxes	(4,544)	—	(4,544)
Revenues from sales	40,520	(55)	40,465

Purchases net of inventory variation	(28,299)	(87)	(28,386)
Other operating expenses	(4,741)	(63)	(4,804)
Exploration costs	(179)	—	(179)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,531)	—	(1,531)
Other income	35	211	246
Other expense	(70)	(68)	(138)

Financial interest on debt	(159)	—	(159)
Financial income from marketable securities & cash equivalents	55	—	55
Cost of net debt	(104)	—	(104)

Other financial income	335	—	335
Other financial expense	(104)	—	(104)

Equity in income (loss) of affiliates	462	(18)	444

Income taxes	(3,459)	27	(3,432)

Consolidated net income	2,865	(53)	2,812
Group share	2,794	(68)	2,726
Minority interests	71	15	86

2nd quarter 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	41,329	—	41,329
Excise taxes	(5,002)	—	(5,002)
Revenues from sales	36,327	—	36,327

Purchases net of inventory variation	(24,143)	214	(23,929)
Other operating expenses	(4,817)	(16)	(4,833)
Exploration costs	(292)	—	(292)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,749)	(8)	(1,757)
Other income	52	62	114
Other expense	(61)	(53)	(114)

Financial interest on debt	(113)	—	(113)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(89)	—	(89)

Other financial income	142	—	142
Other financial expense	(95)	—	(95)

Equity in income (loss) of affiliates	526	(13)	513

Income taxes	(2,773)	(46)	(2,819)

Consolidated net income	3,028	140	3,168
Group share	2,961	140	3,101
Minority interests	67	—	67

10) Changes in progress in the Group structure

➢	Upstream

•

TOTAL signed in March 2011 agreements for the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for $1,467 million (amount as of January 1, 2010, to which will add costs of interim period). Following this acquisition, TOTAL becomes an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. Subject to the decision of the Authorities, TOTAL will be the operator of Block 1.

•

TOTAL announced in June 2011 the signing of an agreement with Silex Gas Norway AS, a wholly owned subsidiary of Allianz, to sell its entire stake in Gassled (6.4%) and related entities for a price of NOK 4.64 billion (approximately $870 million). The transaction is subject to approval by the relevant authorities.

As of June 30, 2011, the assets and liabilities included in the transaction have been classified respectively as “Assets classified as held for sale” on the face of the consolidated balance sheet for €510 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the consolidated balance sheet for €324 million.

•

TOTAL announced in July 2011 the acquisition of Esso Italiana’s interests respectively in the Gorgoglione concession (25% interest), which contains the Tempa Rossa field, and in two exploration licenses located in the same area (51.7% for each one). The acquisition increases TOTAL’s interest in the operated Tempa Rossa field to 75%, Shell holding the remaining 25%. The transfer of interests is subject to the approval of Italian authorities.

➢	Downstream

•

TOTAL and International Petroleum Investment Company (a company wholly-owned by the Government of Abu Dhabi) have entered into an agreement on February 15, 2011 for the sale, to International Petroleum Investment Company (IPIC), of the 48.83% equity interest held by TOTAL in the share capital of CEPSA, to be completed within the framework of a public tender offer being launched by IPIC for all the CEPSA shares not yet held by IPIC, at a unit purchase price of €28 per CEPSA share. This public tender offer was approved by the Comisión Nacional del Mercado de Valores (CNMV) on July 6, 2011. The acceptance period of the offer, during which the shareholders of CEPSA may decide to tender their CEPSA shares to IPIC, started on July 8, 2011 and terminated on July 22, 2011. In accordance with the agreement of February 15, 2011, TOTAL already tendered to IPIC on July 11 and 12, 2011 all of its equity interest in CEPSA, i.e. 130,668,240 CEPSA shares. Upon final completion of the transaction (settlement of the offer), TOTAL will receive an amount of approximately €3,659 million.

As of June 30, 2011, CEPSA’s equity value is presented as “Assets classified as held for sale” on the face of the consolidated balance sheet for €2,885 million.

•	In the United Kingdom, TOTAL announced that it offered for sale its Marketing business, except for certain specialties, and the Lindsey refinery.

In June 2011, a sale and purchase agreement has been signed to sell most of its Marketing assets in the United Kingdom, the Channel Islands and the Isle of Man to Rontec Investments LLP, a consortium led by Snax 24, one of the leading independent forecourt operators in the UK. This transaction is expected to be completed later in 2011.

The sale process for TOTAL’s refining assets in the UK is ongoing.

As of June 30, 2011, assets and liabilities of the Marketing businesses included in the transaction and of the Refining business have been classified respectively as “Assets classified as held for sale” on the face of the consolidated balance sheet for €1,293 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the consolidated balance sheet for €3 million.

➢	Chemicals

•	TOTAL announced in December 2010 a plan to sell its photocure and coatings resins businesses to Arkema for a €550 million enterprise value. This sale has been effective on July 1, 2011.

As of June 30, 2011, assets and liabilities of the photocure and coatings resins businesses have been classified respectively as “Assets classified as held for sale” on the face of the consolidated balance sheet for €523 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the consolidated balance sheet for €68 million. The assets mainly include a goodwill for €80 million, tangible assets for €196 million and inventories for €160 million.

11) Post-closing events

Since 1966, the Group has been taxed in accordance with the consolidated income tax treatment approved on a three-year renewable basis by the French Ministry of Economy, Finance and Industry. The approval for the period 2008-2010 expired on December 31, 2010. In July 2011, TOTAL S.A. decided not to ask for the renewal of this agreement. As a consequence, TOTAL S.A. is taxed in accordance with the common tax regime as from 2011. This change will be accounted for during the third quarter of 2011 and is not expected to have any significant accounting impacts on the consolidated balance sheet, statement of income and shareholders’ equity of the Group.